Q77N
As result of losses on medium-term notes issued by Cheyne Finance LLC, that are held by the Money Market Fund, AIG SunAmerica made capital contributions to the Money Market Fund on June 19 and June 24, 2008, totaling $271,000. Subsequent to June 30, 2008, additional capital contributions were made totaling $3,398,000, relating to such notes.

As of June 30, 2008, the SunAmerica Money Market Fund held the following security which has been determined to no longer be an Eligible Security:
Cheyne Finance LLC 5.20%, due 01/07/08.